UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February, 2016

Commission File Number: 1-6784

Panasonic Corporation

1006, Oaza Kadoma,

Kadoma City, Osaka 571-8501

Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on February 3, 2016, by Panasonic Corporation (the registrant), announcing its consolidated financial results for the nine months ended December 31, 2015 (fiscal 2016).

2.	Supplemental consolidated financial data for third quarter and nine months ended December 31, 2015.

3.	News release issued on February 3, 2016, by the registrant, announcing to have revised the consolidated financial forecasts.

4.	News release issued on February 3, 2016, by the registrant, announcing it makes Panasonic Consumer Marketing Co., Ltd. its wholly-owned subsidiary through simplified share exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ HIROHISA IKUTOMI
Hirohisa Ikutomi, Attorney-in-Fact
Manager of Disclosure & Investor Relations Office, Disclosure Section,
Panasonic Corporation

Dated: February 5, 2016

February 3, 2016

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Chieko Gyobu (Japan)

Public Relations Department

(Tel: +81-3-3574-5664)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Yukie Takakuwa (Japan) Disclosure & Investor Relations Office (Tel: +81-6-6908-1121) Yuko Iwatsu (U.S.) (Tel: +1-201-348-7000)

Panasonic Reports its Consolidated Financial Results

for the Nine Months ended December 31, 2015

Osaka, Japan, February 3, 2016 — Panasonic Corporation (Panasonic [TSE:6752]) today reported its consolidated financial results for the nine months ended December 31, 2015, of the current fiscal year ending March 31, 2016 (fiscal 2016). The Company also revised the consolidated financial forecast for fiscal 2016.

Consolidated Financial Results

for Fiscal 2016 3Q, ended December 31, 2015

Panasonic Corporation

Summary

Yen (billions)

	Fiscal 2016 Nine Months ended December 31, 2015	Fiscal 2015 Nine Months ended December 31, 2014	Percentage 2016/2015
Net sales	5,671.3	5,719.3	99%
Domestic	2,619.6	2,677.6	98%
Overseas	3,051.7	3,041.7	100%
Operating profit *	320.3	290.3	110%
	5.6%	5.1%
Income before income taxes	254.5	208.1	122%
	4.5%	3.6%
Net income attributable to Panasonic Corporation	160.2	140.4	114%
	2.8%	2.5%
Net income attributable to Panasonic Corporation, basic
per common share	69.18 yen	60.75 yen	8.43 yen
per ADS	69.18 yen	60.75 yen	8.43 yen
Net income attributable to Panasonic Corporation, diluted
per common share	69.17 yen	60.74 yen	8.43 yen
per ADS	69.17 yen	60.74 yen	8.43 yen

Notes:	1. The Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2. Number of consolidated companies: 480 (including parent company) Number of associated companies under the equity method: 97

*	For information about operating profit, see Note 1 of the Notes to consolidated financial statements on page 8.

Consolidated Financial Results

for Fiscal 2016 3Q, ended December 31, 2015

Panasonic Corporation

Consolidated Statements of Income and

Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

Yen (millions)

	Fiscal 2016 Nine Months ended December 31, 2015		Fiscal 2015 Nine Months ended December 31, 2014		Percentage 2016/2015
		%		%	%
Net sales	5,671,314	100.0	5,719,333	100.0	99
Cost of sales	4,031,383	71.1	4,112,807	71.9

Gross profit	1,639,931	28.9	1,606,526	28.1	102
Selling, general and administrative expenses	1,319,677	23.3	1,316,253	23.0

Operating profit *	320,254	5.6	290,273	5.1	110

Other income (deductions)	(65,758)	(1.1)	(82,210)	(1.5)
Interest income	16,198	0.3	10,190	0.2
Dividends received	1,602	0.0	1,411	0.0
Interest expense	(13,587)	(0.2)	(13,741)	(0.2)
Expenses associated with the implementation of early retirement programs **	(5,321)	(0.1)	(8,423)	(0.2)
Other income (deductions), net	(64,650)	(1.1)	(71,647)	(1.3)

Income before income taxes	254,496	4.5	208,063	3.6	122

Provision for income taxes	87,703	1.6	60,388	1.0
Equity in earnings of associated companies	11,520	0.2	7,988	0.1

Net income	178,313	3.1	155,663	2.7	115

Less net income attributable to noncontrolling interests	18,093	0.3	15,243	0.2

Net income attributable to Panasonic Corporation	160,220	2.8	140,420	2.5	114

Notes:	1. In other income (deductions), the Company incurred expenses associated with the implementation of early retirement programs of certain domestic and overseas companies.
2. Depreciation (tangible assets)	175,463	million yen	175,959	million yen
3. Capital investment	160,909	million yen	150,658	million yen
4. R&D expenditures	344,204	million yen	344,574	million yen
5. Number of employees	252,604		260,911

* **	See Notes to consolidated financial statements on page 8.

Consolidated Financial Results

for Fiscal 2016 3Q, ended December 31, 2015

Panasonic Corporation

Consolidated Statements of Comprehensive Income

Yen (millions)

	Fiscal 2016 Nine Months ended December 31, 2015	Fiscal 2015 Nine Months ended December 31, 2014	Percentage 16/15
			%
Net income	178,313	155,663	115
Other comprehensive income (loss), net of tax:

Translation adjustments	(71,453)	234,665
Unrealized holding gains of available-for-sale securities	12,504	8,255
Unrealized holding gains (losses) of derivative instruments	(1,284)	1,346
Pension liability adjustments	31,496	17,357

Subtotal	(28,737)	261,623

Comprehensive income	149,576	417,286	36
Less comprehensive income attributable to noncontrolling interests	8,752	29,409

Comprehensive income attributable to Panasonic Corporation	140,824	387,877	36

Consolidated Financial Results

for Fiscal 2016 3Q, ended December 31, 2015

Panasonic Corporation

Information by Segment

Yen (billions)

	Fiscal 2016 Nine Months ended December 31, 2015					Fiscal 2015 Nine Months ended December 31, 2014
	Sales	16/15	Segment Profit	% of Sales	16/15	Sales	Segment Profit	% of Sales
		%		%	%			%
Appliances	1,777.2	97	70.3	4.0	121	1,827.1	58.3	3.2
Eco Solutions	1,182.2	97	55.6	4.7	73	1,224.3	75.7	6.2
AVC Networks	854.1	103	50.6	5.9	234	827.8	21.6	2.6
Automotive & Industrial Systems	2,063.2	99	84.5	4.1	95	2,090.5	88.9	4.3
Other	415.1	93	4.1	1.0	271	447.2	1.5	0.3

Subtotal	6,291.8	98	265.1	4.2	108	6,416.9	246.0	3.8
Eliminations and adjustments	(620.5)	—	55.2	—	—	(697.6)	44.3	—

Consolidated total	5,671.3	99	320.3	5.6	110	5,719.3	290.3	5.1

Notes:

1.  The Company’s segments are classified according to a divisional company-based management system, which focuses on global consolidated management by each divisional company, in order to ensure consistency of its internal management structure and disclosure.

Certain businesses were transferred among segments on April 1, 2015. Accordingly, the figures for segment information in fiscal 2015 have been reclassified to conform to the presentation for fiscal 2016.

2.  The figures in Eliminations and adjustments include earnings and expenses which are not attributable to any reportable segments, for the purpose of evaluating operating results of each segment, and consolidation adjustments (including amortization of intangible assets and differences of accounting principles).

Consolidated Financial Results

for Fiscal 2016 3Q, ended December 31, 2015

Panasonic Corporation

Consolidated Balance Sheets

Yen (millions)

	December 31, 2015	March 31, 2015	Difference
Current assets:	3,348,236	3,412,740	-64,504
Cash and cash equivalents	1,157,934	1,280,408	-122,474
Time deposits	—	18,470	-18,470
Trade receivables:
Notes	77,444	79,055	-1,611
Accounts	892,418	937,986	-45,568
Allowance for doubtful receivables	(22,943)	(24,947)	+2,004
Inventories	831,944	762,670	+69,274
Other current assets	411,439	359,098	+52,341
Investments and advances	357,735	313,669	+44,066
Property, plant and equipment, net of accumulated depreciation	1,321,684	1,374,831	-53,147
Other assets	837,217	855,707	-18,490

Total assets	5,864,872	5,956,947	-92,075

Current liabilities:	2,649,566	2,732,800	-83,234
Short-term debt, including current portion of long-term debt	228,660	260,531	-31,871
Trade payables:
Notes	236,753	236,970	-217
Accounts	709,849	746,335	-36,486
Other current liabilities	1,474,304	1,488,964	-14,660
Noncurrent liabilities:	1,131,890	1,231,595	-99,705
Long-term debt	707,335	712,385	-5,050
Other long-term liabilities	424,555	519,210	-94,655

Total liabilities	3,781,456	3,964,395	-182,939

Panasonic Corporation shareholders’ equity:	1,928,619	1,823,293	+105,326
Common stock	258,740	258,740	—
Capital surplus	980,943	984,111	-3,168
Retained earnings	1,132,343	1,021,241	+111,102
Accumulated other comprehensive income (loss)	(212,647)	(193,251)	-19,396
Treasury stock, at cost	(230,760)	(247,548)	+16,788
Noncontrolling interests	154,797	169,259	-14,462

Total equity	2,083,416	1,992,552	+90,864

Total liabilities and equity	5,864,872	5,956,947	-92,075

Note: Accumulated other comprehensive income (loss) breakdown:
Yen (millions)
	December 31, 2015	March 31, 2015	Difference
Cumulative translation adjustments	(51,580)	11,858	-63,438
Unrealized holding gains of available-for-sale securities	26,883	14,285	+12,598
Unrealized gains of derivative instruments	1,868	3,135	-1,267
Pension liability adjustments	(189,818)	(222,529)	+32,711

Consolidated Financial Results

for Fiscal 2016 3Q, ended December 31, 2015

Panasonic Corporation

Consolidated Statements of Cash Flows

Yen (millions)

	Fiscal 2016 Nine Months ended December 31, 2015	Fiscal 2015 Nine Months ended December 31, 2014
Cash flows from operating activities
Net income	178,313	155,663
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	205,166	209,748
Net (gain) loss on sale of investments	(1,600)	(7,420)
(Increase) decrease in trade receivables	29,704	45,802
(Increase) decrease in inventories	(86,198)	(60,441)
Increase (decrease) in trade payables	(9,434)	22,581
Increase (decrease) in retirement and severance benefits	(37,527)	(28,694)
Other	(55,786)	31,769

Net cash provided by operating activities	222,638	369,008

Cash flows from investing activities
Proceeds from disposals of investments and advances	6,015	41,390
Increase in investments and advances	(29,180)	(6,363)
Capital expenditures	(173,863)	(156,049)
Proceeds from disposals of property, plant and equipment	18,115	25,796
(Increase) decrease in time deposits	18,470	(8,631)
Other	(46,870)	(3,780)

Net cash used in investing activities	(207,313)	(107,637)

Cash flows from financing activities
Increase (decrease) in short-term debt	8,570	(23,595)
Increase (decrease) in long-term debt	(48,365)	(41,378)
Dividends paid to Panasonic Corporation shareholders	(46,322)	(36,984)
Dividends paid to noncontrolling interests	(14,774)	(17,784)
(Increase) decrease in treasury stock	(99)	(79)
Other	(4,292)	(2,978)

Net cash used in financing activities	(105,282)	(122,798)

Effect of exchange rate changes on cash and cash equivalents	(32,517)	84,564

Net increase (decrease) in cash and cash equivalents	(122,474)	223,137
Cash and cash equivalents at beginning of period	1,280,408	592,467

Cash and cash equivalents at end of period	1,157,934	815,604

Consolidated Financial Results

for Fiscal 2016 3Q, ended December 31, 2015

Panasonic Corporation

Notes to consolidated financial statements:

1.	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit, a non-GAAP measure, is presented as net sales less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of operation and Note 2 for the U.S. GAAP reconciliation.

2.	Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies and the impairment losses on goodwill and fixed assets would be included as part of operating profit in the statement of operations.

3.	Assumption for going concern: None

4.	Significant changes in Panasonic Corporation shareholders’ equity: None

5.	Significant subsequent events: None

6.	Number of consolidated companies as of December 31, 2015: 479

Number of associated companies under the equity method as of December 31, 2015: 97

Consolidated Financial Results

for Fiscal 2016 3Q, ended December 31, 2015

Panasonic Corporation

Consolidated Financial Results

1. Nine Months ended December 31, 2015

A. Operating Results

Yen (billions)

	Fiscal 2016 nine months ended Dec. 31, 2015	Fiscal 2015 nine months ended Dec. 31, 2014	Percentage 2016/2015
Net sales	5,671.3	5,719.3	99%
Operating profit[1]	320.3	290.3	110%
Income before income taxes	254.5	208.1	122%
Net income attributable to Panasonic Corporation	160.2	140.4	114%

During the nine months ended December 31, 2015 under review, the economic growth in China slowed down, while employment environment and personal spending in the U.S. were favorable, and economy in Europe continued to recover. In Japan, economy continued to moderately recover, while weakness was still seen such as in personal spending and exportation.

In this recent business condition, Panasonic has determined its business fields for sustainable growth and has been promoting various initiatives to make a major change towards generating profit from sales growth.

As one of the initiatives, for automotive business, Panasonic took a 49% stake in Ficosa International, S.A. (Ficosa) in Spain in June 2015. The Company started business alliance with Ficosa to launch electronic mirror system business in a timely manner. For housing business, the Company opened an elderly housing with supportive service in September 2015, for the first time in the neighborhood of Tokyo. In food distribution solution business, one of the core BtoB solution business, the Company announced to acquire Hussmann Corporation in December 2015, a leading company in commercial refrigerated and freezer display cases in the U.S. Panasonic has been promoting energy-efficient and environment-conscious refrigerated and freezer display cases for food distribution solution business mainly in Japan, China and Asia and this acquisition will enable Panasonic to combine Hussmann’s customer relationship and maintenance and service ability with Panasonic’s wide-range product lineup. The Company will make this synergy into growth in the U.S. and its neighboring countries.

[1]	For information about operating profit, see Note 1 of the Notes to consolidated financial statements on page 8.

Consolidated Financial Results

for Fiscal 2016 3Q, ended December 31, 2015

Panasonic Corporation

Consolidated group sales for nine months ended December 31, 2015 decreased by 1% to 5,671.3 billion yen from the same period of fiscal 2015 (a year ago). Domestic sales decreased year on year due mainly to sales decrease of solar photovoltaic systems and home and building products, while sales in home appliances were stable. Overseas sales slightly increased year on year due mainly to positive effect from yen depreciation for six months ended September 30, 2015 and sales increase in BtoB solution business, while sales in devices declined and sales in TVs decreased due mainly to downsizing marketing activities to focus profitability.

Operating profit increased by 10% to 320.3 billion yen from a year ago due to withdrawing and downsizing unprofitable businesses and improvement through restructuring. The Company has strategically focused high value-added products, which contributed to overall growth as well.

Income before income taxes increased by 22% to 254.5 billion yen comparing with the same period of last year due mainly to the reduction of expenses for preventing further accidents with the residential water heating systems in other income (deductions) incurred a year ago.

Net income attributable to Panasonic Corporation increased by 14% to 160.2 billion yen from a year ago.

Consolidated Financial Results

for Fiscal 2016 3Q, ended December 31, 2015

Panasonic Corporation

B. Breakdown by Segment

Appliances

Yen (billions)

	Fiscal 2016 nine months ended Dec. 31, 2015	Fiscal 2015 nine months ended Dec. 31, 2014	Percentage 2016/2015
Sales	1,777.2	1,827.1	97%
Segment profit	70.3	58.3	121%

Sales decreased by 3% to 1,777.2 billion yen from a year ago due mainly to sales decrease in TV business as a result of downsizing marketing activities. Sales in air-conditioners and refrigeration and air-conditioning devices in China decreased, while sales in home appliances and personal-care products were favorable mainly in Japan and Asia. Segment profit increased to 70.3 billion yen from a year ago due mainly to sales increase in home appliances and profit improvement in TVs, offsetting the negative impact of exchange rate movement.

Eco Solutions

Yen (billions)

	Fiscal 2016 nine months ended Dec. 31, 2015	Fiscal 2015 nine months ended Dec. 31, 2014	Percentage 2016/2015
Sales	1,182.2	1,224.3	97%
Segment profit	55.6	75.7	73%

Sales decreased by 3% to 1,182.2 billion yen compared with the previous year. Sales in housing related business and solar photovoltaic systems decreased suffering from weak demand in Japan, while sales in wiring devices and circuit breakers were favorable mainly in Asia. Segment profit decreased significantly to 55.6 billion yen from a year ago due to considerable sales decrease in solar photovoltaic systems.

Consolidated Financial Results

for Fiscal 2016 3Q, ended December 31, 2015

Panasonic Corporation

AVC Networks

Yen (billions)

	Fiscal 2016 nine months ended Dec. 31, 2015	Fiscal 2015 nine months ended Dec. 31, 2014	Percentage 2016/2015
Sales	854.1	827.8	103%
Segment profit	50.6	21.6	234%

Sales increased by 3% to 854.1 billion yen from a year ago. Vertical Solution Business maintained strong sales, leading segment-wide growth. Sales in Visual and Imaging Business also increased including security systems. Segment profit increased significantly to 50.6 billion yen from a year ago, due to sales increase mainly in Vertical Solution Business and restructuring benefit from previous years.

Automotive & Industrial Systems

Yen (billions)

	Fiscal 2016 nine months ended Dec. 31, 2015	Fiscal 2015 nine months ended Dec. 31, 2014	Percentage 2016/2015
Sales	2,063.2	2,090.5	99%
Segment profit	84.5	88.9	95%

Sales decreased by 1% to 2,063.2 billion yen from a year ago. Sales increase in automotive electronics and automotive infotainment systems in North America was unable to offset impact from some business termination in Industrial Business and sales decline in ICT related rechargeable batteries in Energy Business. Segment profit decreased to 84.5 billion yen from a year ago due mainly to sales decrease and R&D cost increase in growing areas such as Automotive Business.

Consolidated Financial Results

for Fiscal 2016 3Q, ended December 31, 2015

Panasonic Corporation

Other

Yen (billions)

	Fiscal 2016 nine months ended Dec. 31, 2015	Fiscal 2015 nine months ended Dec. 31, 2014	Percentage 2016/2015
Sales	415.1	447.2	93%
Segment profit	4.1	1.5	271%

Sales decreased by 7% to 415.1 billion yen from a year ago due mainly to business transfers, while sales in PanaHome increased. Segment profit increased to 4.1 billion yen from a year ago due to PanaHome.

C. Consolidated Financial Condition

Net cash provided by operating activities for the nine months ended December 31, 2015 amounted to 222.6 billion yen compared with an inflow of 369.0 billion yen a year ago due mainly to an increase of working capital including trade payables and inventories. Net cash used in investing activities amounted to 207.3 billion yen compared with an outflow of 107.6 billion yen a year ago due mainly to purchase of subsidiaries’ and associated companies’ shares. Free cash flow (net cash provided by operating activities plus net cash provided by investing activities) decreased by 246.0 billion yen from a year ago to an inflow of 15.3 billion yen. Net cash used in financing activities amounted to 105.3 billion yen, compared with an outflow of 122.8 billion yen a year ago due mainly to increase in short-term borrowings. Taking into consideration exchange rate movement, cash and cash equivalents totaled 1,157.9 billion yen as of December 31, 2015, decreased by 122.5 billion yen compared with the end of the fiscal 2015.

The Company’s consolidated total assets as of December 31, 2015 decreased by 92.1 billion yen to 5,864.9 billion yen from March 31, 2015 due mainly to decrease in cash and cash equivalents and account receivables in addition to several currencies’ depreciation, while inventory seasonally increased. The Company’s consolidated total liabilities as of December 31, 2015 decreased by 182.9 billion yen to 3,781.5 billion yen from March 31, 2015 due mainly to redemption of unsecured straight bonds and decrease in retirement and severance benefit. Panasonic Corporation shareholders’ equity increased by 105.3 billion yen, compared with March 31, 2015, to 1,928.6 billion yen due mainly to record of net income attributable to Panasonic Corporation. Adding noncontrolling interests to Panasonic Corporation shareholders’ equity, total equity was 2,083.4 billion yen.

Consolidated Financial Results

for Fiscal 2016 3Q, ended December 31, 2015

Panasonic Corporation

2. Forecast for Fiscal 2016

Panasonic revised its consolidated financial forecasts for fiscal 2016 from the forecasts announced on April 28, 2015. Business environment has worsened due to economic accompanied by slowdown in emerging countries including China. Under such business circumstance, sales in air-conditioners and devices in China, ICT related rechargeable batteries and housing related business including solar photovoltaic systems in Japan have declined. Accordingly the Company revised its sales forecasts. Operating profit and income before income taxes forecasts are also revised along with sales decrease.

Consolidated financial forecasts for fiscal 2016 as of February 3, 2016 are:

Sales: 7,550.0 billion yen (vs. FY15: -2%)

Operating profit: 410.0 billion yen (vs. FY15: +7%)

Income before income taxes: 280.0 billion yen (vs. FY15: +53%)

Net income attributable to

Panasonic Corporation: 180.0 billion yen (vs. FY15:+0%)

Consolidated Financial Results

for Fiscal 2016 3Q, ended December 31, 2015

Panasonic Corporation

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (that include those within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934), as amended about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings under the Financial Instrument and Exchange Act of Japan (the FIEA) and other publicly disclosed documents.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the Americas, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; the possibility that excessive currency rate fluctuations of the U.S. dollar, the euro, the Chinese yuan and other currencies against the yen may adversely affect costs and prices of Panasonic’s products and services and certain other transactions that are denominated in these foreign currencies; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the possibility of the Panasonic Group not being able to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results or incurring unexpected losses in connection with the alliances or mergers and acquisitions; the possibility of not being able to achieve its business objectives through joint ventures and other collaborative agreements with other companies, including due to the pressure of price reduction exceeding that which can be achieved by its effort and decrease in demand for products from business partners which Panasonic highly depends on in BtoB business areas; the possibility of the Panasonic Group not being able to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; the possibility of incurring expenses resulting from a leakage of customers’ or confidential information from Panasonic’s systems due to unauthorized access or a detection of vulnerability of network-connected products of the Panasonic Group; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in the most recent English translated version of Panasonic’s securities reports under the FIEA and any other documents which are disclosed on its website.

# # #

February 3, 2016

Panasonic Corporation

Supplemental Consolidated Financial Data for Fiscal 2016

Third Quarter and Nine Months, ended December 31, 2015

Note:	Certain businesses were transferred among segments on April 1, 2015. Accordingly, the figures for segment information in fiscal 2015 have been reclassified to conform to the presentation for fiscal 2016.

1. Segment Information

yen (billions)

		Fiscal 2016 3Q					Fiscal 2016 Nine Months ended December 31, 2015
		Sales	16/15	Segment Profit	% of sales	16/15	Sales	16/15	Segment Profit	% of sales	16/15
Appliances	(AP)	605.3	95%	26.8	4.4%	146%	1,777.2	97%	70.3	4.0%	121%
Eco Solutions	(ES)	409.9	94%	25.2	6.2%	75%	1,182.2	97%	55.6	4.7%	73%
AVC Networks	(AVC)	283.3	96%	18.7	6.6%	106%	854.1	103%	50.6	5.9%	234%
Automotive & Industrial Systems	(AIS)	676.6	96%	23.4	3.5%	76%	2,063.2	99%	84.5	4.1%	95%
Other		134.9	90%	3.1	2.3%	—	415.1	93%	4.1	1.0%	271%

Total		2,110.0	95%	97.2	4.6%	97%	6,291.8	98%	265.1	4.2%	108%
Eliminations and Adjustments *1		-199.1	—	22.6	—	—	-620.5	—	55.2	—	—

Consolidated total		1,910.9	96%	119.8	6.3%	106%	5,671.3	99%	320.3	5.6%	110%

Appliances (production and sales consolidated) *2		690.2	97%	26.8	3.9%	144%	1,963.7	99%	66.4	3.4%	113%

*1	The figures in “Eliminations and Adjustments” include earnings and expenses which are not attributable to any reportable segments, for the purpose of evaluating operating results of each segment, and consolidation adjustments (including amortization of intangible assets and differences of accounting principles).
*2	The figures in “Appliances (production and sales consolidated)” include the sales and profits of sales division for consumer products, which are included in “Eliminations and Adjustments.”

2. Business Division Information

yen (billions)

		Fiscal 2016 3Q		Fiscal 2016 Nine Months ended December 31, 2015
		Sales	16/15	Sales	16/15
AP	Refrigerator BD	32.7	105%	106.9	108%
	Laundry Systems and Vacuum Cleaner BD	57.9	102%	158.3	110%
	Cold Chain BD	21.8	97%	71.4	103%
ES	Lighting BD	89.4	101%	238.6	102%
	Energy Systems BD	91.3	87%	276.5	90%
	Housing Systems BD	94.0	96%	266.1	95%
	Panasonic Ecology Systems Co., Ltd.	40.7	94%	114.6	99%
AVC*[1]	Mobility Business	49.8	89%	148.4	100%
	Visual and Imaging Business	70.4	101%	210.1	106%
	Communication Business	32.2	83%	104.0	90%
	Vertical Solution Business	86.7	106%	258.6	117%
AIS*[2]	Automotive Business	177.1	102%	521.0	104%
	Energy Business	141.4	96%	405.1	100%
	Industrial Business	198.2	92%	622.8	95%
	Factory Solutions Business	71.3	103%	237.1	102%

*1	Each business in AVC Networks consists of the following BDs.

	•	Mobility Business	:	IT Products BD, Storage BD
	•	Visual and Imaging Business	:	Imaging Network BD, Security Systems BD, Visual Systems BD
	•	Communication Business	:	Office Products BD, Communication Products BD
	•	Vertical Solution Business	:	Avionics BD, Infrastructure Systems BD

*2	Each business in Automotive & Industrial Systems consists of the following BDs.

	•	Automotive Business	:	Automotive Infotainment Systems BD, Automotive Electronics Systems BD
	•	Energy Business	:	Rechargeable Battery BD, Energy Device BD, Panasonic Storage Battery Co., Ltd.
	•	Industrial Business	:	Electromechanical Control BD, Panasonic Semiconductor Solutions Co., Ltd., Device Solutions BD, Electronic Materials BD, Panasonic Liquid Crystal Display Co., Ltd.
	•	Factory Solutions Business	:	Smart Factory Solutions BD

Supplemental Consolidated Financial Data

for Fiscal 2016 3Q ended December 31, 2015

Panasonic Corporation

3. Sales by Region

	yen (billions)

	Fiscal 2016 3Q			Fiscal 2016 Nine Months ended December 31, 2015
		Yen basis 16/15	Local currency basis 16/15		Yen basis 16/15	Local currency basis 16/15
Domestic	910.7	98%	98%	2,619.6	98%	98%
Overseas	1,000.2	94%	94%	3,051.7	100%	94%
North and South America	313.7	91%	89%	935.0	103%	94%
Europe	195.7	94%	102%	543.2	99%	103%
Asia	262.5	99%	102%	809.8	102%	97%
China	228.3	90%	88%	763.7	97%	87%

Total	1,910.9	96%	96%	5,671.3	99%	96%

4. Capital Investment by Segment

	yen (billions)

	Fiscal 2016 3Q		Fiscal 2016 Nine Months ended December 31, 2015
		16-15		16-15
Appliances	9.5	-0.3	28.8	+2.8
Eco Solutions	9.1	+2.7	26.8	+7.1
AVC Networks	5.1	-0.5	17.3	+0.6
Automotive & Industrial Systems	28.2	-2.2	76.4	+2.7
Other	4.7	+0.2	11.6	-3.0

Total	56.6	-0.1	160.9	+10.2

Note:	These figures are calculated on an accrual basis.

5. Foreign Currency Exchange Rates

<Export Rates>

	Fiscal 2015 3Q	Fiscal 2015 Nine Months ended December 31, 2014	Fiscal 2015 Full Year	Fiscal 2016 3Q	Fiscal 2016 Nine Months ended December 31, 2015
U.S. Dollars	¥107	¥104	¥106	¥122	¥120
Euro	¥140	¥140	¥139	¥135	¥134

<Rates Used for Consolidation>

	Fiscal 2015 3Q	Fiscal 2015 Nine Months ended December 31, 2014	Fiscal 2015 Full Year	Fiscal 2016 3Q	Fiscal 2016 Nine Months ended December 31, 2015
U.S. Dollars	¥115	¥107	¥110	¥122	¥122
Euro	¥143	¥140	¥139	¥133	¥134

6. Number of Employees

				(persons)
	End of December 2014	End of March 2015	End of September 2015	End of December 2015
Domestic	110,922	106,697	105,804	104,853
Overseas	149,989	147,387	148,802	147,751

Total	260,911	254,084	254,606	252,604

Supplemental Consolidated Financial Data

for Fiscal 2016 3Q ended December 31, 2015

Panasonic Corporation

7. Segment Information Fiscal 2016 Forecast

yen (billions)

	As of April 28, 2015					As of February 3, 2016
	Sales	16/15	Segment Profit	% of sales	16/15	Sales	16/15	Segment Profit	% of sales	16/15
Appliances	2,320.0	99%	71.0	3.1%	143%	2,260.0	97%	71.0	3.1%	143%
Eco Solutions	1,726.0	104%	104.5	6.1%	110%	1,610.0	97%	82.0	5.1%	86%
AVC Networks	1,236.0	107%	67.5	5.5%	130%	1,170.0	101%	72.0	6.2%	139%
Automotive & Industrial Systems	2,835.0	101%	142.5	5.0%	122%	2,730.0	98%	110.0	4.0%	95%
Other	670.0	88%	12.0	1.8%	82%	640.0	84%	16.0	2.5%	110%

Total	8,787.0	101%	397.5	4.5%	121%	8,410.0	96%	351.0	4.2%	107%
Eliminations and Adjustments *1	-787.0	—	32.5	—	—	-860.0	—	59.0	—	—

Consolidated total	8,000.0	104%	430.0	5.4%	113%	7,550.0	98%	410.0	5.4%	107%

Appliances (production and sales consolidated) *2	2,590.0	101%	73.6	2.8%	145%	2,520.0	99%	73.6	2.9%	145%

*1	The figures in “Eliminations and Adjustments” include earnings and expenses which are not attributable to any reportable segments, for the purpose of evaluating operating results of each segment, and consolidation adjustments (including amortization of intangible assets and differences of accounting principles).
*2	The figures in “Appliances (production and sales consolidated)” include the sales and profits of sales division for consumer products, which are included in “Eliminations and Adjustments.”

Disclaimer Regarding Forward-Looking Statements

This document includes forward-looking statements (that include those within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934), as amended about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings under the Financial Instrument and Exchange Act of Japan (the FIEA) and other publicly disclosed documents.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the Americas, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; the possibility that excessive currency rate fluctuations of the U.S. dollar, the euro, the Chinese yuan and other currencies against the yen may adversely affect costs and prices of Panasonic’s products and services and certain other transactions that are denominated in these foreign currencies; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the possibility of the Panasonic Group not being able to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results or incurring unexpected losses in connection with the alliances or mergers and acquisitions; the possibility of not being able to achieve its business objectives through joint ventures and other collaborative agreements with other companies, including due to the pressure of price reduction exceeding that which can be achieved by its effort and decrease in demand for products from business partners which Panasonic highly depends on in BtoB business areas; the possibility of the Panasonic Group not being able to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; the possibility of incurring expenses resulting from a leakage of customers’ or confidential information from the Company’s systems due to unauthorized access or a detection of vulnerability of network-connected products of the Company; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in the most recent English translated version of Panasonic’s securities reports under the FIEA and any other documents which are disclosed on its website.

Supplemental Consolidated Financial Data

for Fiscal 2016 3Q ended December 31, 2015

Panasonic Corporation

<Attachment 1> Reference

Segment Information for Fiscal 2016

Sales			yen (billions)

	1st quarter (Apr. - June)	2nd quarter (July - Sep.)	3rd quarter (Oct. - Dec.)
Appliances	599.0	572.9	605.3
Eco Solutions	370.2	402.1	409.9
AVC Networks	271.2	299.6	283.3
Automotive & Industrial Systems	696.6	690.0	676.6
Other	123.1	157.1	134.9

Total	2,060.1	2,121.7	2,110.0
Eliminations and Adjustments *1	-202.3	-219.1	-199.1

Consolidated Total	1,857.8	1,902.6	1,910.9

Appliances (production and sales consolidated) *2	655.4	618.2	690.2

Segment profit			yen (billions)

	1st quarter (Apr. - June)	2nd quarter (July - Sep.)	3rd quarter (Oct. - Dec.)
Appliances	23.8	19.7	26.8
Eco Solutions	9.2	21.2	25.2
AVC Networks	5.1	26.8	18.7
Automotive & Industrial Systems	28.5	32.6	23.4
Other	-5.2	6.2	3.1

Total	61.4	106.5	97.2
Eliminations and Adjustments *1	15.2	17.4	22.6

Consolidated Total	76.6	123.9	119.8

Appliances (production and sales consolidated) *2	21.4	18.2	26.8

*1	The figures in “Eliminations and Adjustments” include earnings and expenses which are not attributable to any reportable segments, for the purpose of evaluating operating results of each segment, and consolidation adjustments (including amortization of intangible assets and differences of accounting principles).
*2	The figures in “Appliances (production and sales consolidated)” include the sales and profits of sales division for consumer products, which are included in “Eliminations and Adjustments.”

Supplemental Consolidated Financial Data

for Fiscal 2016 3Q ended December 31, 2015

Panasonic Corporation

<Attachment 2> Reference

Segment Information for Fiscal 2015

Note:	The figures for each segment in fiscal 2015 have been conformed to the presentation for fiscal 2016.

Sales					yen (billions)

	1st quarter (Apr. - June)	2nd quarter (July - Sep.)	3rd quarter (Oct. - Dec.)	4th quarter (Jan. - Mar.)	Full year (Apr. - Mar.)
Appliances	616.9	576.2	634.0	507.7	2,334.8
Eco Solutions	384.4	406.0	433.9	441.7	1,666.0
AVC Networks	257.7	273.9	296.2	326.5	1,154.3
Automotive & Industrial Systems	682.7	703.5	704.3	706.3	2,796.8
Other	143.2	154.7	149.3	317.3	764.5

Total	2,084.9	2,114.3	2,217.7	2,299.5	8,716.4
Eliminations and Adjustments *1	-232.6	-243.7	-221.3	-303.8	-1,001.4

Consolidated Total	1,852.3	1,870.6	1,996.4	1,995.7	7,715.0

Segment profit					yen (billions)

	1st quarter (Apr. - June)	2nd quarter (July - Sep.)	3rd quarter (Oct. - Dec.)	4th quarter (Jan. - Mar.)	Full year (Apr. - Mar.)
Appliances	31.0	8.9	18.4	-8.5	49.8
Eco Solutions	16.2	25.6	33.9	19.6	95.3
AVC Networks	-3.1	7.0	17.7	30.2	51.8
Automotive & Industrial Systems	21.1	36.9	30.9	27.5	116.4
Other	-2.0	3.9	-0.4	13.1	14.6

Total	63.2	82.3	100.5	81.9	327.9
Eliminations and Adjustments *1	19.1	12.4	12.8	9.7	54.0

Consolidated Total	82.3	94.7	113.3	91.6	381.9

	yen (billions)

	Fiscal 2015
	Sales	Profit
Appliances (production and sales consolidated) *2	2,552.5	50.8

*1	The figures in “Eliminations and Adjustments” include earnings and expenses which are not attributable to any reportable segments, for the purpose of evaluating operating results of each segment, and consolidation adjustments (including amortization of intangible assets and differences of accounting principles).
*2	The figures in “Appliances (production and sales consolidated)” include the sales and profits of sales division for consumer products, which are included in “Eliminations and Adjustments.”

Supplemental Consolidated Financial Data

for Fiscal 2016 3Q ended December 31, 2015

Panasonic Corporation

<Attachment 3> Reference

Business Division Information for Fiscal 2016 (Sales)

yen (billions)

		1st quarter (Apr. - June)	2nd quarter (July - Sep.)	3rd quarter (Oct. - Dec.)
AP	Refrigerator BD	36.1	38.1	32.7
	Laundry Systems and Vacuum Cleaner BD	46.3	54.1	57.9
	Cold Chain BD	23.6	26.0	21.8
ES	Lighting BD	71.5	77.8	89.4
	Energy Systems BD	90.5	94.7	91.3
	Housing Systems BD	82.5	89.6	94.0
	Panasonic Ecology Systems Co., Ltd.	36.9	37.0	40.7
AVC*1	Mobility Business	48.0	50.6	49.8
	Visual and Imaging Business	64.3	75.3	70.4
	Communication Business	35.1	36.8	32.2
	Vertical Solution Business	80.8	91.2	86.7
AIS*2	Automotive Business	170.9	173.0	177.1
	Energy Business	126.3	137.3	141.4
	Industrial Business	210.6	214.0	198.2
	Factory Solutions Business	88.8	77.0	71.3

*1 Each business in AVC Networks consists of the following BDs.

•	Mobility Business	:	IT Products BD, Storage BD
•	Visual and Imaging Business	:	Imaging Network BD, Security Systems BD, Visual Systems BD
•	Communication Business	:	Office Products BD, Communication Products BD
•	Vertical Solution Business	:	Avionics BD, Infrastructure Systems BD

*2 Each business in Automotive & Industrial Systems consists of the following BDs.

•	Automotive Business	:	Automotive Infotainment Systems BD, Automotive Electronics Systems BD
•	Energy Business	:	Rechargeable Battery BD, Energy Device BD, Panasonic Storage Battery Co., Ltd.
•	Industrial Business	:	Electromechanical Control BD, Panasonic Semiconductor Solutions Co., Ltd., Device Solutions BD, Electronic Materials BD, Panasonic Liquid Crystal Display Co., Ltd.
•	Factory Solutions Business	:	Smart Factory Solutions BD

Supplemental Consolidated Financial Data

for Fiscal 2016 3Q ended December 31, 2015

Panasonic Corporation

<Attachment 4> Reference

Business Division Information for Fiscal 2015 (Sales)

Note:	The figures for each Business Division in fiscal 2015 are conformed to the presentation for fiscal 2016.

yen (billions)

		1st quarter (Apr. - June)	2nd quarter (July - Sep.)	3rd quarter (Oct. - Dec.)	4th quarter (Jan. - Mar.)	Full year (Apr. - Mar.)
AP	Refrigerator BD	33.3	34.7	31.1	24.3	123.4
	Laundry Systems and Vacuum Cleaner BD	39.3	48.3	56.6	45.6	189.9
	Cold Chain BD	21.3	25.9	22.5	23.3	93.0
ES	Lighting BD	69.9	75.7	88.8	83.3	317.7
	Energy Systems BD	98.3	103.9	105.0	107.3	414.5
	Housing Systems BD	91.1	90.6	98.3	86.4	366.5
	Panasonic Ecology Systems Co., Ltd.	36.8	35.9	43.3	44.0	159.9
AVC*1	Mobility Business	46.0	46.0	56.0	62.5	210.5
	Visual and Imaging Business	60.3	68.0	69.4	69.6	267.3
	Communication Business	38.4	39.0	38.6	33.1	149.0
	Vertical Solution Business	69.3	68.7	82.1	88.1	308.3
AIS*2	Automotive Business	161.5	164.1	174.3	182.4	682.3
	Energy Business	125.1	133.7	147.4	152.9	559.0
	Industrial Business	218.8	222.6	214.9	211.0	867.3
	Factory Solutions Business	77.8	85.5	69.1	72.6	305.0

*1	Each business in AVC Networks consists of the following BDs.

•	Mobility Business	:	IT Products BD, Storage BD
•	Visual and Imaging Business	:	Imaging Network BD, Security Systems BD, Visual Systems BD
•	Communication Business	:	Office Products BD, Communication Products BD
•	Vertical Solution Business	:	Avionics BD, Infrastructure Systems BD

*2	Each business in Automotive & Industrial Systems consists of the following BDs.

•	Automotive Business	:	Automotive Infotainment Systems BD, Automotive Electronics Systems BD
•	Energy Business	:	Rechargeable Battery BD, Energy Device BD, Panasonic Storage Battery Co., Ltd.
•	Industrial Business	:	Electromechanical Control BD, Panasonic Semiconductor Solutions Co., Ltd., Device Solutions BD, Electronic Materials BD, Panasonic Liquid Crystal Display Co., Ltd.
•	Factory Solutions Business	:	Smart Factory Solutions BD

February 3, 2016

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Chieko Gyobu (Japan)

Public Relations Department

(Tel: +81-3-3574-5664)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Yukie Takakuwa (Japan) Disclosure & Investor Relations Office (Tel: +81-6-6908-1121) Yuko Iwatsu (U.S.) (Tel: +1-201-348-7000)

Panasonic Announces to have Revised the Consolidated Financial Forecasts

Osaka, Japan, February 3, 2016 — Panasonic Corporation ([TSE:6752] “Panasonic”) today announced to have revised its financial forecasts for the current fiscal year ending March 31, 2016 (fiscal 2016) from the forecasts announced on April 28, 2015 due to the recent business conditions.

The revised forecasts for fiscal 2016 (from April 1, 2015 to March 31, 2016)

Yen (millions)

	Net Sales	Operating profit	Income before income taxes	Net income attributable to Panasonic Corporation	Net income attributable to Panasonic Corporation per share
Previous forecasts (A)	8,000,000	430,000	300,000	180,000	77.67 yen
Revised forecasts (B)	7,550,000	410,000	280,000	180,000	77.68 yen
Difference (B-A)	-450,000	-20,000	-20,000	0	—
Difference (%)	-5.6%	-4.7%	-6.7%	0.0%	—
(Reference) Financial Results for fiscal 2015	7,715,037	381,913	182,456	179,485	77.65 yen

Reason:

Business environment has worsened due to economic slowdown in emerging countries including China. Under such business circumstance, sales in air-conditioners and devices in China, ICT related rechargeable batteries and housing related business including solar photovoltaic systems in Japan have declined. Accordingly the Company revised the sales forecasts.

Operating profit and income before income taxes forecasts are also revised along with sales decrease.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (that include those within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934), as amended about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings under the Financial Instrument and Exchange Act of Japan (the FIEA) and other publicly disclosed documents.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the Americas, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; the possibility that excessive currency rate fluctuations of the U.S. dollar, the euro, the Chinese yuan and other currencies against the yen may adversely affect costs and prices of Panasonic’s products and services and certain other transactions that are denominated in these foreign currencies; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the possibility of the Panasonic Group not being able to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results or incurring unexpected losses in connection with the alliances or mergers and acquisitions; the possibility of not being able to achieve its business objectives through joint ventures and other collaborative agreements with other companies, including due to the pressure of price reduction exceeding that which can be achieved by its effort and decrease in demand for products from business partners which Panasonic highly depends on in BtoB business areas; the possibility of the Panasonic Group not being able to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; the possibility of incurring expenses resulting from a leakage of customers’ or confidential information from Panasonic’s systems due to unauthorized access or a detection of vulnerability of network-connected products of the Panasonic Group; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in the most recent English translated version of Panasonic’s securities reports under the FIEA and any other documents which are disclosed on its website.

# # #

February 3, 2016

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Chieko Gyobu (Japan)

Public Relations Department

(Tel: +81-3-3574-5664)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Yukie Takakuwa (Japan) Disclosure & Investor Relations Office (Tel: +81-6-6908-1121) Yuko Iwatsu (U.S.) (Tel: +1-201-348-7000)

Panasonic Announces that it Makes Panasonic Consumer Marketing Co., Ltd. its

Wholly-owned Subsidiary through Simplified Share Exchange

Osaka, February 3, 2016 — Panasonic Corporation ([TSE: 6752] “Panasonic”) and Panasonic Consumer Marketing Co., Ltd., a consolidated subsidiary of Panasonic (“PCMC”) resolved at meetings of respective companies’ Board of Directors held today to conduct a share exchange (the “Share Exchange”) in order to make PCMC a wholly-owned subsidiary of Panasonic, and both companies have executed a share exchange agreement (the “Share Exchange Agreement”).

The Share Exchange will be conducted through a simplified share exchange to make a consolidated subsidiary of Panasonic a wholly-owned subsidiary, and accordingly, some of the matters and details for disclosure relating to the Share Exchange have been omitted.

1. Purpose of Making PCMC a Wholly-owned Subsidiary of Panasonic through the Share Exchange

PCMC is a consolidated subsidiary of Panasonic, and conducts business of sales and repair of electric machinery and equipment in Japan. Panasonic holds 99.72% of PCMC’s shares as of September 30, 2015. For the purpose of establishing more efficient group management structure, achieving sustainable business growth and increasing corporate value by utilizing the management resources in the Panasonic group, Panasonic makes PCMC its wholly-owned subsidiary through the Share Exchange.

2. Outline of the Share Exchange

(1) Schedule for the Share Exchange

Date on which the execution of the share exchange agreement is resolved at the Board of Directors	Wednesday, February 3, 2016
Date on which the share exchange agreement is executed	Wednesday, February 3, 2016
Scheduled date of the share exchange (effective date)	Thursday, March 31, 2016 (scheduled)

(Note)	Since, for Panasonic, the Share Exchange falls under a simplified share exchange as set forth in Article 796, Paragraph 2 of the Companies Act, and for PCMC, the Share Exchange falls under a short form share exchange as set forth in Article 784, Paragraph 1 of Companies Act, resolutions of shareholders’ meetings of both companies concerning approval of the Share Exchange will not be held.

(2) Method of the Share Exchange

In the Share Exchange, Panasonic shall become the wholly-owning parent company in share exchange and PCMC shall become the wholly-owned subsidiary in share exchange.

(3) Allotment in the Share Exchange

Company name	Panasonic Corporation (wholly-owning parent company in share exchange)	Panasonic Consumer Marketing Co., Ltd. (wholly-owned subsidiary in share exchange)
Contents of allotment in the Share Exchange	1	101
Number of shares to be delivered upon the Share Exchange	Common stock: 130,997 shares (scheduled)

(Note 1)	Share allotment ratio
101 shares of Panasonic will be allotted and delivered in exchange for each share of PCMC; provided, however, that no shares will be allotted in the Share Exchange for the shares of PCMC held by Panasonic.

(Note 2)	Number of shares to be delivered upon the Share Exchange

Upon the Share Exchange, Panasonic shall deliver the number of shares of Panasonic calculated by multiplying the total number of shares of PCMC held by the shareholders of PCMC (excluding Panasonic) at the time immediately preceding the time Panasonic acquires all shares of PCMC (excluding shares of PCMC held by Panasonic) through the Share Exchange (the “Base Time”) by 101 to such shareholders of PCMC in exchange for the shares of PCMC held by such shareholders.

Moreover, all of the shares to be delivered by Panasonic are scheduled to be sourced from the treasury shares held by Panasonic, and Panasonic does not plan to issue new shares upon the allotment in the Share Exchange.

(Note 3)	Treatment of shares constituting less than one (1) unit (tangen miman kabushiki)

The shareholders who will hold shares of Panasonic constituting less than one (1) unit upon the Share Exchange will be entitled to use the following systems concerning shares of Panasonic. Shareholders cannot sell shares constituting less than one (1) unit in the financial instruments exchange market.

(i)	Further purchase (kaimashi) of shares constituting less than one (1) unit (purchase to reach a total of 100 shares)

A system whereby holders of shares of Panasonic constituting less than one (1) unit may purchase from Panasonic the number of shares that will achieve a total of one (1) unit (tangen) together with the number of shares constituting less than one (1) unit held by such shareholder.

(ii)	Purchase (kaitori) by Panasonic of shares constituting less than one (1) unit (sale by a shareholder of shares constituting less than one (1) unit)

A system whereby holders of shares of Panasonic constituting less than one (1) unit may request Panasonic to purchase the shares constituting less than one (1) unit held by such shareholder.

(4) Treatment of stock acquisition rights and bonds with stock acquisition rights in relation to the Share Exchange

PCMC has not issued any stock acquisition rights and bonds with stock acquisition rights.

3. Basis for Calculation of the Allotment Concerning the Share Exchange

The value of shares of Panasonic, a listed company, is calculated by market price method, and the value of shares of PCMC, an unlisted company, is calculated based on its net assets and business conditions. After overall consideration, the share exchange ratio was agreed through careful discussion between Panasonic and PCMC.

As premise for calculating the share exchange ratio, no significant increases or decreases in profit or no significant changes in valuation of assets and liabilities from the latest financial statements are anticipated.

4. Outline of the Parties Involved in the Share Exchange (As of September 30, 2015)

		Wholly-owning parent company in the share exchange		Wholly-owned subsidiary in the share exchange
(1)	Corporate name	Panasonic Corporation		Panasonic Consumer Marketing Co., Ltd.

(2)	Head office	1006, Oaza Kadoma, Kadoma-shi, Osaka		2-1-61, Shiromi, Chuo-ku, Osaka-shi, Osaka

(3)	Name and title of representative	President, Kazuhiro Tsuga		President, Akira Kono

(4)	Principal lines of business	Manufacture and sales of electric and electronic equipment etc.		Sales and repair of electric machinery and equipment

(5)	Stated Capital	258,740 million yen		1,000 million yen

(6)	Date established	December 15, 1935		May 21, 1966

(7)	Total number of outstanding shares	2,453,053,497 shares		720,433 shares

(8)	Fiscal year end	March 31		March 31

(9)	Major shareholders and shareholding ratios	Japan Trustee Services Bank, Ltd. (trust account)	5.42%	Panasonic Corporation	99.72%
		The Master Trust Bank of Japan, Ltd. (trust account)	5.00%
		State Street Bank and Trust Company	3.57%
		Nippon Life Insurance Company	2.81%
		Panasonic Corporation Employee Shareholding Association	1.77%

(10)	Financial conditions and business performance for immediately preceding fiscal year

	Panasonic Corporation (Consolidated, U.S. GAAP) (The year ended March 31, 2015)	Panasonic Consumer Marketing Co., Ltd. (Non-consolidated, Japan GAAP) (The year ended March 31, 2015)
Net assets	1,992,552 million yen	94,425 million yen
Total assets	5,956,947 million yen	215,545 million yen
Shareholders’ equity per share	788.87 yen	131,067.53 yen
Net sales	7,715,037 million yen	934,215 million yen
Operating profit	381,913 million yen	4,206 million yen
Ordinary income	—	4,340 million yen
Net income attributable to Panasonic Corporation / PCMC	179,485 million yen	1,842 million yen
Net income per share attributable to Panasonic Corporation / PCMC	77.65 yen	2,558.15 yen

Notes:	1.	As of September 30, 2015, Panasonic holds 132,162 thousand shares of its common stock.

	2.	For Panasonic, the amount of “Total equity” on consolidated basis in accordance with the United States Generally Accepted Accounting Principles (U.S. GAAP) is presented instead of “Net assets.”

	3.	As for PCMC, the amount of “Net assets per share” is presented in the “Shareholders’ equity per share” column.

	4.	With respect to Panasonic, the item “Ordinary income” is omitted since such item does not exist under U.S. GAAP which Panasonic adopts on a consolidated basis.

5. Status of Panasonic after the Share Exchange

Panasonic’s corporate name, head office, name and title of representative, principal lines of business, stated capital and fiscal year end shall not be changed by the Share Exchange.

6. Financial Outlook

It is expected that there will not be any material impact of the Share Exchange on the consolidated financial outlook of Panasonic for fiscal year ending March 31, 2016 since PCMC is a consolidated subsidiary of Panasonic.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (that include those within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934), as amended about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings under the Financial Instrument and Exchange Act of Japan (the FIEA) and other publicly disclosed documents.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the Americas, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; the possibility that excessive currency rate fluctuations of the U.S. dollar, the euro, the Chinese yuan and other currencies against the yen may adversely affect costs and prices of Panasonic’s products and services and certain other transactions that are denominated in these foreign currencies; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the possibility of the Panasonic Group not being able to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results or incurring unexpected losses in connection with the alliances or mergers and acquisitions; the possibility of not being able to achieve its business objectives through joint ventures and other collaborative agreements with other companies, including due to the pressure of price reduction exceeding that which can be achieved by its effort and decrease in demand for products from business partners which Panasonic highly depends on in BtoB business areas; the possibility of the Panasonic Group not being able to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; the possibility of incurring expenses resulting from a leakage of customers’ or confidential information from Panasonic’s systems due to unauthorized access or a detection of vulnerability of network-connected products of the Panasonic Group; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in the most recent English translated version of Panasonic’s securities reports under the FIEA and any other documents which are disclosed on its website.

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